EXHIBIT 12.1

Vantage Drilling Company

Ratio of Earnings to Fixed Charges

(In thousands, except Ratio of Earnings to Fixed Charges)

	Three Months Ended March 31,	Years Ended December 31,
	2012	2011	2010	2009	2008	2007
Earnings (Loss)
Earnings (loss) before provision for income taxes and minority interest	$4,587	$(68,520)	$(28,627)	$10,811	$(48,049)	$6,752
Fixed charges	40,876	164,090	97,680	32,343	4,033	21
Amortization of capitalized interest	701	2,621	1,712	528	66	—
Capitalized interest	(3,627)	(7,311)	(47,225)	(23,813)	(3,942)	—

Earnings (loss) as adjusted	$42,536	$90,880	$23,540	$19,870	$(47,891)	$6,773

Fixed Charges
Interest expense	$36,763	$154,897	$49,827	$8,178	$56	$—
Capitalized interest	3,627	7,311	47,225	23,813	3,942	—
Amortization of debt financing costs	—	—	—	—	—	—
Portion of rental expense representative of the interest factor	485	1,882	627	353	35	21

Total fixed charges	$40,876	$164,090	$97,680	$32,343	$4,033	$21

Ratio of earnings to fixed charges (a)	1.04	—	—	—	—	322.53

(a)	For the years ended December 31, 2011, 2010, 2009 and 2008, earnings were not sufficient to cover fixed charges by approximately $73.2 million, $74.5 million, $12.5 million and $51.9 million, respectively. For the year ended December 31, 2007, we had earnings, as defined, of approximately $6.8 million and essentially no fixed charges.